Exhibit 99.1

ATLANTICA YIELD PLC
Annual General Meeting of Shareholders
June 20, 2019

Final Report of the Inspector of Election

I, the undersigned, the duly appointed Inspector of Election at the Annual General Meeting of Shareholders (the “Meeting”) of Atlantica Yield plc (the “Company”), on June 20, 2019 hereby certify that:

1)	Before entering upon the discharge of my duties as Inspector of Election at the Meeting, I took and signed an Oath of Inspector of Election.

2)	The Meeting took place at the Hilton London Syon Park Hotel, Syon Park, Brentford, Middlesex TW8 IJF, United Kingdom, pursuant to notice duly given.

3)
As of May 3, 2019, the record date set out in the notice for the Meeting, there were 100,217,260 shares of the Company’s Common Stock. As of June 18, 2019, the record date for the determination of shareholders entitled to vote at the Meeting, there were 101,601,662 shares of the Company’s Common Stock, each share being entitled to one vote, constituting all of the outstanding voting securities of the Company. The voting results in this report reflect the tabulation based on a June 18 record date.

4)	At the Meeting, the holders of 73,281,627 shares of the Company’s Common Stock were represented in person, constituting a quorum.

5)	The undersigned canvassed the votes of the shareholders cast by ballot or proxy on the matters presented at the Meeting.

6)	At the Meeting, the vote on a resolution to receive the accounts and reports of the directors and auditors for the year ended 31 December 2018, was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

72,236,479	2,030	1,043,118	0

7)	At the Meeting, the vote to approve the directors’ remuneration report, excluding the directors’ remuneration policy, for the year ended 31 December 2018, was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

71,288,396	1,063,617	929,614	0

8)	At the Meeting, the vote to approve the directors’ remuneration policy was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

65,047,910	7,293,557	940,160	0

9)	At the Meeting, the vote to elect Santiago Seage as director was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

70,878,029	1,474,854	928,744	0

10)	At the Meeting, the vote to approve the redemption of the share premium account was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

71,845,517	21,288	1,414,822	0

11)	At the Meeting, the vote to authorise the Company to purchase its own shares was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

56,534,252	15,828,095	919,280	0

IN WITNESS WHEREOF, I have made this Final Report and have been hereunto set my hand this 20th day of June 2019.

Inspector of Election

Anthony Carideo